UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Gulf Island Fabrication, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

402307102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402307102	13G	Page 1 of 8 Pages

1.	NAME OF REPORTING PERSONS Solas Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 881,717
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 881,717
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,717
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	5.7% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(1)	Based on 15,551,891 outstanding shares of Common Stock (as defined in Item 2(d) below) as of November 9, 2021, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.
CUSIP No. 402307102	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Frederick Tucker Golden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 881,717
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 881,717
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,717
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(2) See Note (1) Above.

CUSIP No. 402307102	13G	Page 3 of 8 Pages

Item 1(a).	Name of Issuer:

Gulf Island Fabrication, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16225 Park Ten Place, Suite 300

Houston, TX 77084

Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock of the Company:

(i)	Solas Capital Management, LLC

(ii)	Frederick Tucker Golden

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	Solas Capital Management, LLC

1063 Post Road, 2nd Floor

Darien, CT 06820

(ii)	Frederick Tucker Golden

c/o Solas Capital Management, LLC

1063 Post Road, 2nd Floor

Darien, CT 06820

Item 2(c).	Citizenship:

(i)	Solas Capital Management, LLC – DE

(ii)	Frederick Tucker Golden – USA

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (“Common Stock”)

Item 2(e).	CUSIP Number:

402307102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No. 402307102	13G	Page 4 of 8 Pages

Item 4.	Ownership

(i)	Solas Capital Management, LLC

(a)	Amount beneficially owned: 881,717 (See Note 3)

(b)	Percent of class: 5.7% (See Note 4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 881,717 (see Note 3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 881,717 (See Note 3)

(ii)	Frederick Tucker Golden

(a)	Amount beneficially owned: 881,717 (See Note 3)

(b)	Percent of class: 5.7% (See Note 4)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 881,717 (See Note 3)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 881,717 (See Note 3)

CUSIP No. 402307102	13G	Page 5 of 8 Pages

Note 3:

Solas Capital Management, LLC is an investment adviser that is registered under the Investment Advisors Act of 1940. Solas Capital Management, LLC, which serves as the investment manager to two private funds ("Funds") and as sub-advisor to another private fund ("Other Fund"), which hold securities for the benefit of their investors, and Mr. Frederick Tucker Golden, as Portfolio Manager of Solas Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds and by the Other Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Note 4:

Based on 15,551,891 outstanding shares of Common Stock as of November 9, 2021, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

See Note 3 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Note 3 above.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 402307102	13G	Page 6 of 8 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Solas Capital Management, LLC

By: Solas Capital Holdings, LP, its Member

By: /s/ Frederick Tucker Golden

Name: Frederick Tucker Golden

Title: General Partner

Frederick Tucker Golden

By: /s/ Frederick Tucker Golden

CUSIP No. 402307102	13G	Page 7 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: February 14, 2022

Solas Capital Management, LLC

By: Solas Capital Holdings, LP, its Member

By: /s/ Frederick Tucker Golden

Name: Frederick Tucker Golden

Title: General Partner

Frederick Tucker Golden

By: /s/ Frederick Tucker Golden

CUSIP No. 402307102	13G	Page 8 of 8 Pages